August 9, 2013

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:

Solar Energy Initiatives, Inc.

Form 8-K, filed July 2, 2013

File No. 000-54837

Dear Ms. Ravitz:

Solar Energy Initiatives, Inc. (the “Company”) has received your letter dated July 26, 2013 regarding the Form 8-K filed by the Company on July 2, 2103, reporting a pending acquisition by the Company.  The specific Staff comment is set forth below, followed by the Company's response, as follows:

1.

Given the nature of the transaction you disclose, please provide the disclosures required by Exchange Act Form 10.  See Items 2.01(f) and 5.06 of Form 8-K.

Response:

An amended Form 8-K/A report will be filed on or before August 13, 2013 to address the concerns raised in this comment; however, since the Company’s fiscal year just ended on July 31, 2013 and the audit of its financial reports for that fiscal year has not yet been completed, the amended Form 8-K/A to be filed next week will be based on the audited financial statements of the Company for the fiscal year ended July 31, 2012.

  In that regard, please note that the Company has not reported as a shell company and does not believe it is a shell company.  The Company has been a development stage company in the solar energy installation and management markets since inception, and continues in that business.  The Company has reorganized its solar energy business and is now in the process of designing a solar energy system to be used in several medical marijuana collectives based in California, as previously announced.  The acquisition of the restaurant operation as of the end of June, 2013, was undertaken to provide a second line of business for the company to increase cash flow and net income for the benefit of our shareholders, while we continue to develop the current business of solar energy installation and design.

We trust that this letter has responded fully to the Staff comments in the letter dated July 26, 2013.  We understand and acknowledge that the Staff may have additional comments to our filings, whether based on this response or on a further review of our most recent filings by the Staff.  We look forward to responding to any additional comments.  In connection with this response to the Staff comments, the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Gelmon

Michael Gelmon

President and CEO

Solar Energy Initiatives, Inc.